UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Attunity Ltd.

(Name of Issuer)

Ordinary Shares (par value NIS 0.10 per share)

(Title of Class of Securities)

M15332105

(CUSIP Number)

Dror Harel-Elkayam
CFO & Secretary
Attunity Ltd.
Kfar Netter Industrial Park , Kfar Netter , 40593 , Israel
 +972- 9-899-3010

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required  on the  remainder  of this  cover  page shall not be deemed to be  "filed"  for the  purpose  of Section 18 of the  Securities  Exchange  Act of 1934 (the "Act") or  otherwise subject  to the  liabilities  of that  section of the Act but shall be subject to all other  provisions  of the Act  (however,  see the Notes).

SCHEDULE 13D

CUSIP No. M15332105

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shimon Alon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,210,220 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,210,220 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,210,220 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.73% (1)
14	TYPE OF REPORTING PERSON* IN

(1) See Item 5.

SCHEDULE 13D

CUSIP No. M15332105

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ron Zuckerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,751,980 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,751,980 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,751,980 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.07% (1)
14	TYPE OF REPORTING PERSON* IN

(1)	See Item 5.

(2)	See Items 4 and 5.

SCHEDULE 13D

CUSIP No. M15332105

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aki Ratner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,399,901 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,399,901 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,399,901 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.17% (1)
14	TYPE OF REPORTING PERSON* IN

(1) See Item 5.

This Amendment No. 8 amends and supplements the Schedule 13D filed by Shimon Alon, Ron Zuckerman and Aki Ratner (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (“SEC”) on January 9, 2004 (as amended on June 6, 2004, January 3, 2006, March 9, 2006, November 6, 2006, March 1, 2007, January 26, 2009 and June 8, 2009, the “Schedule 13D”) in respect of the Ordinary Shares, par value NIS 0.10 each (“Ordinary Shares”), of Attunity Ltd., an Israeli company (the “Issuer”). The changes in beneficial ownership reflected herein will terminate Mr. Ratner's obligation to report his beneficial ownership.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.   Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(c) and (f):

The residence address of Shimon Alon is 5 Hanotea st. Kfar Shemeryahu. He is an Israeli citizen and his present principal occupation is Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

The residence address of Ron Zuckerman is 1605 San Vicente Blvd., Santa Monica, CA 90402 USA. He is an Israeli citizen and his present principal occupation is an investor and a director in several privately held companies. He is also a member of the Board of Directors of the Issuer.

The residence address of Aki Ratner is17 Daniel Street, Ramat-Gan, Israel. He is an Israeli citizen and his present principal occupation is director in several privately held companies.

(d) and (e):          During the past five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 4.   Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to add the following to the section titled "Extension Agreement":

On March 23, 2010, the Issuer entered into another extension agreement (the “Second Extension Agreement”) with the holders of the Notes, including the Reporting Persons, whereby the maturity date was extended from November 4, 2010, such that the aggregate principal amount will become due and payable in six equal installments of $333,333, or the Installments, on each of the following dates: (1) November 4, 2010; (2) February 4, 2011; (3) May 4, 2011; (4) August 4, 2011; (5) November 4, 2011; and (6) February 4, 2012. In consideration, the holders of the Notes received, among others, the following:

•	the interest rate of the Notes was increased from an annual rate of LIBOR plus five percent (5%) to a fix rate of nine percent (9%), payable in cash together with the applicable Installment;

•
the warrants held by the holders of the Notes and another person, exercisable into a total of 600,000 ordinary shares, were amended so that the expiration date was extended from April 9, 2011 to the later of (1) February 9, 2012 , and (2) the date on which the principal amount under the Note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder; and

•
the definition of what constitutes an "event of default" would include (1) a failure by Issuer to pay, when due, indebtedness of more than $100,000 and (2) the declaration of an event of default under its outstanding loan from Plenus.

Effective as of December 31, 2010, the Issuer entered into another extension agreement (the “Third Extension Agreement”) with certain holders of the Notes, including the Reporting Persons, or the holders of the Notes, whereby the maturity date was extended such that the remaining balance of the principal amount due to each holder of Notes will become due and payable in four equal quarterly installments (each, an “Installment”) starting April 1, 2012. In consideration, the holders of the Notes received, among others, the following:

•	the interest rate of the Notes was increased from a fixed annual rate of nine percent (9%), payable in cash together with the applicable Installment, to a fixed annual rate of eleven percent (11%);

•
the 2006 Warrants held by the holders of the Notes and another person, exercisable into a total of 600,000 ordinary shares, was amended so that the expiration date was extended from (A) the later of (1) February 4, 2012 and (2) date on which the principal amount under the Note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder to (B) the later of (1) December 31, 2013 and (2) date on which the principal amount under the Note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder; and

•
the 2009 Warrants held by the Reporting Persons (including Bonale Foundation, a trust for the benefit of persons related to Mr. Zuckerman) as lenders, exercisable into a total of 2,222,721 ordinary shares was amended so that the expiration date was extended from May 11, 2012 to the later of (1) December 31, 2013 and (2) date on which the principal amount under the Note issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder.

The foregoing description is only a summary and is subject to, and qualified in its entirety by the full text of the Notes, the 2006 Warrants and the Extension Agreements, which are filed as exhibits hereto.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information given herein below is based on 33,108,680 Ordinary Shares outstanding as of February 27, 2011.

(a) and (b)

Mr. Alon beneficially owns, and has the sole power to vote and dispose of, a total of 5,210,220 Ordinary Shares consisting of (i) 2,783,621 Ordinary Shares, (ii) Convertible Promissory Notes to purchase 294,400 Ordinary Shares at a conversion price of $1.25 per share, (iii) a 2006 Warrant to purchase 110,400 Ordinary Shares, exercisable at an exercise price of $0.12 per share, (iv) options, exercisable within 60 days, to purchase 784,166 Ordinary Shares at exercise prices ranging from $0.30 to $2.49 per share, (v) 2009 Warrants to purchase 1,001,191 Ordinary Shares, exercisable at an exercise price of $0.12 per share, and (vi) Rights to purchase up to 157,628 Ordinary Shares and 2009 Warrants to purchase up to 78,814 Ordinary Shares, in each case, exercisable at an exercise price of $0.12 per share. The 5,210,220 Ordinary Shares beneficially owned by Mr. Alon represent approximately 14.73% of the issued and outstanding Ordinary Shares of the Issuer.

Mr. Zuckerman beneficially owns, and has the sole power to vote and dispose of, a total of 2,751,980  Ordinary Shares consisting of (i) 1,614,072  Ordinary Shares, (ii) Convertible Promissory Notes to purchase 294,400 Ordinary Shares at a conversion price of $1.25 per share, (iii) a 2006 Warrant to purchase 110,400 Ordinary Shares, exercisable at an exercise price of $0.12 per share, (iv) options, exercisable within 60 days, to purchase 80,000 Ordinary Shares at an exercise price per share ranging from $0.08 to $2.42 per share, (v) 2009 Warrants to purchase 337,852 Ordinary Shares, exercisable at an exercise price of $0.12 per share, and (vi) Rights to purchase up to 157,628 Ordinary Shares and 2009 Warrants to purchase up to 78,814 Ordinary Shares, in each case, exercisable at an exercise price of $0.12 per share. The 2,751,980 Ordinary Shares beneficially owned by Mr. Zuckerman represent approximately 8.07% of the issued and outstanding Ordinary Shares of the Issuer. Bonale Foundation is a trust for the benefit of persons related to Mr. Zuckerman. It holds 1,121,933 Ordinary Shares and 560,966 Ordinary Shares issuable upon exercise of the 2009 Warrants, exercisable at an exercise price of $0.12 per share (collectively, the "Bonale Shares"). Mr. Zuckerman does not direct the management of Bonale Foundation, its investment or voting decisions and disclaims beneficial ownership of the Bonale Shares.

Mr. Ratner beneficially owns, and has the sole power to vote and dispose of, a total of 1,399,901 Ordinary Shares consisting of (i) 861,249 Ordinary Shares, (ii) Convertible Promissory Notes due 2009 to purchase 128,002 Ordinary Shares at a conversion price of $1.25 per share, (iii) a 2006 Warrant to purchase 48,000 Ordinary Shares, exercisable at an exercise price of $0.12 per share, (iv) options, exercisable within 60 days, to purchase 15,950 Ordinary Shares at an exercise price per share equal to $0.25 per share, (v) 2009 warrants to purchase 243,898 Ordinary Shares, exercisable at an exercise price of $0.12 per share, and (vi) Rights to purchase up to 68,535 Ordinary Shares and 2009 Warrants to purchase up to 34,267 Ordinary Shares, in each case, exercisable at an exercise price of $0.12 per share. The 1,399,901 Ordinary Shares beneficially owned by Mr. Ratner represent approximately 4.17% of the issued and outstanding Ordinary Shares of the Issuer.

Each of the Reporting Persons disclaims beneficial ownership of all of the Ordinary Shares of the other Reporting Persons and further disclaims the existence of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

(c)           Other than as described in Item 4 above, the Reporting Persons have not effected any transactions in the Ordinary Shares in the past 60 days, except as set forth below:

During the month of February 2011, Mr. Ratner made the following sales of ordinary shares in open market transactions on OTC Bulletin Board:

Date	Price per share	Number of shares sold
February 25, 2011	US$0.72	2,500
February 28, 2011	US$0.72	1,550

(d)           Not applicable.

(e)           Mr. Ratner has ceased to be the beneficial owner of more than 5% of the outstanding Ordinary Shares as of August 31, 2009. On August 31, 2009, options to purchase 750,000 Ordinary Shares held by Mr. Ratner expired.

Item 6.  Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer

Item 4 is incorporated by reference herein.

Item 7.  Materials to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit Number	Description of Exhibit

1	Agreement of Joint Filing among the Reporting Persons, dated March 20, 2007 (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D/A filed with the SEC on March 20, 2007).
2	Loan Agreement, dated November 25, 2008 (incorporated by reference to Exhibit 99.2 from the Issuer’s Form 6-K filed with the SEC on November 26, 2008).
3	Fixed Charge Agreement, dated November 25, 2008 (incorporated by reference to Exhibit 99.3 from the Issuer’s Form 6-K filed with the SEC on November 26, 2008).
4	Floating Charge Agreement, dated November 25, 2008 (incorporated by reference to Exhibit 99.4 from the Issuer’s Form 6-K filed with the SEC on November 26, 2008).
5	Inter-creditor Agreement, dated November 25, 2008 (incorporated by reference to Exhibit 99.5 from the Issuer’s Form 6-K filed with the SEC on November 26, 2008).
6	Form of Convertible Promissory Note, dated April 2004 (incorporated by reference to Exhibit 4 to the Reporting Persons’ Schedule 13D/A filed with the SEC on June 16, 2004).
7	Form of Warrant, dated September 2006 (incorporated by reference to Exhibit 11 to the Reporting Persons’ Schedule 13D/A filed with the SEC on November 6, 2006).
8	Extension Agreement, dated January 7, 2009 (incorporated by reference to Exhibit 8 to the Reporting Persons’ Schedule 13D/A filed with the SEC on January 26, 2009).
9
Amendment to Loan Agreement, dated March 31, 2009 (incorporated by reference to Exhibit 4.9 to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on April 6, 2009).

10	Prospectus, dated April 10, 2009 (incorporated by reference to the Issuer’s Form 424B3 filed with the SEC on April 10, 2009).
11
Extension Agreement, dated March 23, 2010 (incorporated by reference to Exhibit 4.5 to the Issuer's Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on April 7, 2010).

12	Extension Agreement, effective December 31, 2010 (incorporated by reference to Exhibit 99.2 to the Issuer's Issuer’s Form 6-K filed with the SEC on February 2, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2011

/s/ Shimon Alon Shimon Alon /s/ Ron Zuckerman Ron Zuckerman /s/ Aki Ratner Aki Ratner